Exhibit (a)(1)(E)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock and Class B Common Stock

of

SoundView Technology Group, Inc.

by

Shakespeare Merger Corporation,

a wholly owned subsidiary of

The Charles Schwab Corporation

at

$15.50 Net per Share

The Offer (as defined herein) and withdrawal rights will expire at 5:00 p.m., New York City Time, on January 8, 2004, unless the

Offer is extended.

December 3, 2003

To Brokers, Dealers, Banks,

Trust Companies and Other Nominees:

We have been engaged by Shakespeare Merger Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of The Charles Schwab Corporation, a Delaware corporation (“Schwab”), to act as the information agent (the “Information Agent”) in connection with the Purchaser’s offer to purchase all of the outstanding shares of common stock and Class B common stock, par value $0.01 per share (the “Shares”), of SoundView Technology Group, Inc., a Delaware corporation (“SoundView”), at a price of $15.50 per share (the “Offer Price”), net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase, dated December 3, 2003 (the “Offer to Purchase”), and in the Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). All references in this letter to SoundView common stock and Class B common stock include the associated preferred stock rights to such common stock and Class B common stock. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares that are registered in your name or in the name of your nominee.

Holders of Shares who wish to tender their Shares but whose certificates for such Shares (the “Share Certificates”) are not immediately available, who cannot complete the procedures for book-entry transfer on a timely basis, or who cannot deliver all other required documents to Wells Fargo Bank Minnesota, N.A. (the “Depositary”), prior to the Expiration Date (as defined in the Offer to Purchase) of the Offer must tender their Shares according to the guaranteed delivery procedure set forth in the Offer to Purchase.

Enclosed herewith are copies of the following documents:

1.	The Offer to Purchase dated December 3, 2003;

2.	The Letter of Transmittal to be used by stockholders of SoundView to tender Shares in the Offer (manually signed facsimile copies of the Letter of Transmittal may also be used to tender Shares);

3.	A letter to stockholders of SoundView from Mark F. Loehr, Chief Executive Officer of SoundView, accompanied by SoundView’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission by SoundView which includes the recommendation of SoundView’s board of directors that SoundView stockholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer;

4.	A printed form of letter that may be sent to your clients for whose account you hold Shares that are registered in your name or in the name of your nominee, with space provided for obtaining such clients instructions with regard to the Offer;

5.	Notice of Guaranteed Delivery to be used to accept the Offer if Share Certificates are not immediately available or if such certificates and all other required documents cannot be delivered to the Depositary or if the procedures for book-entry transfer cannot be completed on a timely basis;

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

7.	Return envelope addressed to Wells Fargo Bank Minnesota, N.A. as the Depositary for the Offer.

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on January 8, 2004, unless the Offer is extended.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 18, 2003 (the “Merger Agreement”), by and among Schwab, the Purchaser and SoundView pursuant to which, following the purchase of shares of SoundView common stock and Class B common stock in the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into SoundView (the “Merger”), with SoundView surviving the Merger as a wholly owned subsidiary of Schwab. As a result of the Merger, each outstanding Share (other than shares owned by the Purchaser, SoundView or any stockholder of SoundView who is entitled to and properly exercises appraisal rights under Delaware law and other than certain shares of unvested restricted stock which will be cancelled in exchange for the creation of a deferred compensation account) will be converted into the right to receive the price per Share paid in the Offer in cash, without interest thereon.

SoundView’s board of directors has, at a meeting held on November 18, 2003, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of SoundView and its stockholders, (ii) approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, and (iii) resolved to recommend that the stockholders of SoundView accept the Offer, tender their shares of common stock and Class B common stock pursuant to the Offer and (if required by applicable law) adopt the Merger Agreement and approve the Merger.

The Offer is conditioned on, among other things, there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase) of the Offer, that number of Shares that, together with any shares of SoundView common stock and Class B common stock then owned by Schwab or any wholly owned subsidiary of Schwab (including the Purchaser), represent 50.1% of the Adjusted Outstanding Share Number. The “Adjusted Outstanding Share Number” is defined in the Merger Agreement as the sum of all then-outstanding shares of SoundView common stock and Class B common stock, plus, at the election of Schwab, an additional number of shares up to but not exceeding the aggregate number of shares of SoundView common stock and Class B common stock issuable upon the exercise of any outstanding option that is vested or is expected to become vested (other than by reason of the Merger) on or before September 30, 2004, or any warrant or other right to acquire capital stock of SoundView, or on the conversion of any security convertible into SoundView capital stock. (The foregoing condition is referred to as the “Minimum Condition” in this Offer to Purchase). The Offer is subject to certain other conditions contained in Section 1 (Terms of the Offer) and Section 13 (Certain Conditions to the Offer) of the Offer to Purchase.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, the Purchaser will accept for payment, and pay for, all Shares validly tendered to the Purchaser and not withdrawn prior to the Expiration Date of the Offer. To validly tender Shares in the Offer (i) the certificate(s) representing the tendered Shares, together with the Letter of Transmittal (or a facsimile copy of it), properly completed and duly executed, together with any required signature guarantees, and any other required documents, must be received by the Depositary prior to the Expiration Date of the Offer, (ii) in the case of a tender effected pursuant to the book-entry transfer procedures described in the Offer to Purchase (a) either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, (as defined in the Offer to Purchase), and any other required documents, must be received by the Depositary prior to the Expiration Date of the Offer and (b) the Shares to be tendered must be delivered pursuant to the book-entry transfer procedures described in the Offer to Purchase and a Book-Entry Confirmation (as defined in the Offer to Purchase), must be received by the Depositary prior to the Expiration Date of the Offer or (iii) the tendering stockholder must comply with the guaranteed delivery procedures described in the Offer to Purchase prior to the Expiration Date of the Offer.

Neither the Purchaser nor Schwab will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares in connection with the Offer. You will be reimbursed by the Purchaser on request for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your customers. The Purchaser will pay or cause to be paid all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

Questions regarding the Offer, and requests for additional copies of the enclosed material, may be directed to the Information Agent at our address and telephone number listed on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson Shareholder Communications Inc.

Nothing contained herein or in the enclosed documents shall render you or any other person the agent of the Purchaser, Schwab, SoundView, the Depositary or the Information Agent or authorize you or any other person to give any information or make any representation on behalf of any of them with respect to the Offer not contained in the Offer to Purchase or the Letter of Transmittal for the Offer.

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